SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

TABLE OF CONTENTS

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number
1	Announcement dated June 10, 2012

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: June 11, 2012

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company has been informed by its controlling shareholder, China United Network Communications Group Company Limited (“Unicom Parent”), that on 10 June 2012, a wholly-owned subsidiary of Unicom Parent entered into an agreement (the “Agreement”) pursuant to which it had agreed to acquire from Telefónica Internacional, S.A.U. (“Telefónica”) an aggregate of 1,073,777,121 shares in the Company (“Shares”), representing approximately 4.56% of the issued share capital of the Company as at the date of this announcement, at a price of HK$10.21 per Share. Completion of the acquisition is conditional upon the relevant PRC regulatory approvals for the acquisition having been obtained and completion is expected to occur by no later than the end of July 2012.

The Company has also been informed that Telefónica has undertaken that for a period of 12 months from the date of the Agreement, it shall not, directly or indirectly, sell, transfer or dispose of any of the Shares held, directly or indirectly, by it as at the date of the Agreement, save for any transfer of Shares pursuant to the Agreement or to any of its affiliates.

As at the date of this announcement, companies controlled by Unicom Parent hold in aggregate approximately 71.97% of the issued share capital of the Company (which includes the approximately 0.96% shareholding in the Company which is held by a wholly-owned subsidiary of Unicom Parent as trustee on behalf of a shareholder in the People’s Republic of China). Immediately following the completion of the acquisition, companies controlled by Unicom Parent will hold in aggregate approximately 76.52% of the issued share capital of the Company (which includes the shareholding in the Company held by a wholly-owned subsidiary of Unicom Parent as trustee) and Telefónica will hold approximately 5.01% of the issued share capital of the Company. Mr. Cesareo Alierta Izuel, who is the Chairman of Telefónica S.A., will remain as a Director of the Company.

The increase by Unicom Parent of its shareholding interest in the Company through the above acquisition demonstrates its confidence in the future development of the Company.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 10 June 2012

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive Director	:	Cesareo Alierta Izuel

Independent Non-executive Directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson and Cai Hongbin

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